1933 ACT FILE NO.:
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1650324

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                       REGISTRATION STATEMENT ON FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     ADVISORS DISCIPLINED TRUST 1560

B.  Name of depositor:       ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            SCOTT COLYER                        SCOTT R. ANDERSON
   Advisors Asset Management, Inc.           Chapman and Cutler LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2015 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

 The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                  PRELIMINARY PROSPECTUS DATED AUGUST 27, 2015
                              SUBJECT TO COMPLETION





PREFERRED SELECT INCOME PORTFOLIO, SERIES 2015-1

(ADVISORS DISCIPLINED TRUST 1560)





                            A portfolio of shares of
                          preferred securities seeking
                               high current income



                       Units are offered only to insurance
                        company separate accounts to fund
                         benefits under bank owned life
                               insurance contracts







                                   PROSPECTUS

                               ____________, 2015










        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide high current income. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide high current income by investing in a diversified portfolio of preferred securities.

  Preferred securities combine some of the characteristics of both stocks and bonds. Like bonds, the preferred securities selected for the portfolio pay a fixed rate of income and are sold on the basis of yield. However, like common stocks, they are traded on major exchanges. Preferred securities are "senior securities" which have preference over common stocks, but not debt, of an issuer. Generally, the issuing company must pay all income payments on its preferred securities before additional earnings are made available for distribution to common stockholders. Preferred securities often have a yield advantage over common stocks as well as comparably rated fixed-income investments.

  Units are offered only to insurance company separate accounts to fund benefits under bank owned life insurance policies issued by such insurance companies (the "Accounts"). The Accounts will invest in units of the trust based on the terms of such insurance contracts between the insurance companies (the "Insurance Companies") and the owners of bank owned life insurance contracts ("Contract Owners"). Units are owned by the Accounts and the interests of a Contract Owner are subject to the terms of their contract with the applicable Insurance Company. The rights of the Accounts as unitholder should be distinguished from the rights of a Contract Owner under their contract with an Insurance Company. Contract Owners and Insurance Companies should familiarize themselves with this prospectus.

  Units are only registered and available for purchase in ___________________________________. Nothing in this prospectus constitutes an offer or recommendation to enter into a contract for bank owned life insurance with the Insurance Companies.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE VALUE OF PREFERRED SECURITIES MAY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE INCOME PAYMENTS IN THE FUTURE. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* CERTAIN OF THE SECURITIES HELD BY THE TRUST ARE EITHER RATED BELOW INVESTMENT GRADE (ALSO KNOWN AS "JUNK" SECURITIES) BY ONE OR MORE RATINGS AGENCIES OR ARE UNRATED. THESE SECURITIES MAY BE CONSIDERED TO BE SPECULATIVE AND MAY
   BE SUBJECT TO GREATER MARKET AND CREDIT RISKS. ACCORDINGLY, THE RISK OF DEFAULT MAY BE HIGHER THAN INVESTMENT GRADE SECURITIES. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

* THE TRUST WILL RECEIVE EARLY RETURNS OF PRINCIPAL IF SECURITIES ARE CALLED OR SOLD BEFORE THE TRUST TERMINATION. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield.

* THE TRUST IS CONSIDERED TO BE CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE FINANCIAL SERVICES INDUSTRY, SUCH AS BANKS, INSURANCE COMPANIES AND INVESTMENT FIRMS. Negative developments in the financial services industry will affect the value of your investment more than would be the case in a more diversified investment.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of preferred securities.

  *  the potential to receive monthly distributions of income.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in preferred securities.

  *  seek capital appreciation without current income.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                            ____________, 2015
          TERMINATION DATE                          ____________, ____

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS
          First year*                                 $______ per unit
          Second year*                                $______ per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS                                      _________

          TICKER SYMBOL                                         ______

          MINIMUM INVESTMENT                          $1,000/100 units

          ------------------------------------------------------------

*  As of ____________, 2015 and may vary thereafter.


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Maximum sales fee                   _.__%           $_____
                                   =======         =======

ORGANIZATION COSTS                  _.__%           $_____
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              _.__%            $____
Supervisory, evaluation
  and administration fees           _.__              ____
                                   -------         -------
Total                               _.__%            $____
                                   =======         =======

  The above table is intended to assist in understanding the fees and expenses that the Accounts, and, indirectly, Contract Owners will bear. A Contract Owner should refer to contract with the applicable Insurance Company for information about fees and expenses that may be incurred at the Account level.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                           $_____
          2 years (life of trust)          $_____

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     3

PREFERRED SELECT INCOME PORTFOLIO, SERIES 2015-1
(ADVISORS DISCIPLINED TRUST 1560)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, ____________, 2015


                                                                            PERCENTAGE OF                                 COST OF
 NUMBER                                                                       AGGREGATE                       MARKET     SECURITIES
   OF                                                                         OFFERING        REDEMPTION     VALUE PER       TO
 SHARES       ISSUER(1)                                                        PRICE         PROVISIONS(2)    SHARE(3)   TRUST(3)(4)
------------------------------------------------------------------------------------------------------------------------------------

PREFERRED SECURITIES -- 100.00%





































                                                                             ---------                                    ----------
                                                                              100.00%                                     $________
                                                                             =========                                    ==========



                            See "Notes to Portfolio"



4     Investment Summary

Notes to Portfolio


(1) Shown under this heading is the stated dividend rate of each of the securities, expressed as an annual dollar amount or as a percentage of par or stated value. Each security was originally issued with a par or stated value per share equal to $25, with the exception of M&T Bank Corporation, which was issued with a par or stated value per share of $1,000. Securities are represented by contracts to purchase securities.

(2) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the public offering price of the units when acquired. Distributions to unitholders will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will be distributed to unitholders. Certain of the securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(3) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(4)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and $__________, respectively.

(5)  This is a security issued by a foreign company.

     Preferred securities comprise approximately 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:




(6) The security has a "make whole" call option and may be redeemable in whole or in part at the option of the issuer at a redemption price generally equal to the greater of (i) 100% of the aggregate principal amount of the security or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a periodic basis at a set premium to the then current applicable Treasury Rate plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.



                                                        Investment Summary     5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date.

  Units are offered only to insurance company separate accounts to fund benefits under bank owned life insurance policies issued by such insurance companies. The Accounts will invest in units of the trust based on the terms of such insurance contracts between Insurance Companies and Contract Owners. Accordingly, units are owned by the Accounts and the interests of a Contract Owner are subject to the terms of their contract with the applicable Insurance Company. The rights of the Accounts as unitholder should be distinguished from the rights of a Contract Owner under their contract with an Insurance Company.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period


6     Understanding Your Investment
or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "sales fee." The maximum sales fee equals ______% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price."

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay organization costs if you redeem units during the initial offering period. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange.
Redemption requests received prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's


                                             Understanding Your Investment     7

firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our other unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option upon sixty days notice.

                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date, provided that the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  The issuers in the trust's portfolio make dividend payments at various times during the year. When the trust receives dividends from issuers, the trustee credits the dividends to the trust's accounts. Because the trust does not necessarily receive dividends from the underlying issuers at a constant rate throughout the year, the trust's income distributions to unitholders will fluctuate from month to month.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions are shown under "Essential Information" in the "Investment Summary" section of this prospectus. We generally base the estimate of the income the trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual distributions you will receive will vary with changes in the trust's fees and expenses, in income payments received and with the sale of securities.

  REPORTS. The trustee will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax


8     Understanding Your Investment
information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  INTEREST RATE RISK is the risk that the value of the securities will fall if interest rates increase. Securities that pay a fixed rate of return typically fall in value when interest rates rise and rise in value when interest rates fall. The securities in your trust may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

  INCOME PAYMENT RISK is the risk that an issuer of a security is unwilling or unable to meet its obligation to pay income and/or principal on the security.

  CALL RISK is the risk that the issuer redeems or "calls" a security. An issuer might call a security if interest rates fall and the security pays a higher interest or dividend rate or if it no longer needs the money for the original purpose. If an issuer calls a security, the trust will distribute the proceeds to you but your future income distributions will fall. You might not be able to reinvest these proceeds at as high a yield. A security's call price could be less than the price the trust paid for the security and could be below the security's original par or face value. You could also receive less than the amount you paid for your units. If enough securities in the trust are called, the trust could terminate early. Some or all of the securities may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events. The call provisions are described in general terms in the "Portfolio" under "Redemption Provisions".

  HIGH YIELD SECURITY RISK. The trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

  High-yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage


                                             Understanding Your Investment     9
of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

  The market for high-yield securities is smaller and less liquid than that for investment grade securities. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

  PREFERRED SECURITIES. The trust invests in preferred securities including preferred stocks, trust preferred securities or other similar securities. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Distribution payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions are generally treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for trust preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if the portfolio had received current income. In such a case, unitholders will have income taxes due prior to receiving cash distributions to pay such taxes. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to


10     Understanding Your Investment
corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  The Dodd-Frank Wall Street Reform and Consumer Protection Act and related changes to international banking regulations issued by the Basel Committee on Banking Supervision, may affect the value of, and/or result in the early redemption of, certain of the trust preferred securities held by the trust.
This new regulatory scheme eliminates trust preferred securities from the definition of assets eligible to be treated as "Tier 1" capital on the balance sheets of U.S. and non-U.S. banks and thrifts. This reclassification may prompt such banks and thrifts that issued trust preferred securities that were included in their Tier 1 capital to redeem them prior to their stated maturities in order to replace them with securities meeting the new Tier 1 capital requirements. If the trust preferred securities held by the trust become subject to such early redemptions. future distributions by the trust will generally be reduced by the amount of the income which would otherwise have been paid with respect to the redeemed securities and unit holders will receive a distribution in the amount of the par value of the redeemed securities. The domestic legislation will be phased-in over a three year period beginning January 1, 2013 for all U.S. trust preferred securities issued prior to May 19, 2010 and the international guidelines applicable to non-U.S. trust preferred securities will be implemented over a six year period beginning on the same date; however, it is possible that some or all of the trust preferred securities held by the trust may be called for redemption prior to that date.

  FOREIGN ISSUER RISK. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and income payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.


                                            Understanding Your Investment     11

  Certain foreign securities may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian's services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.


  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio "concentrates" in s sector when securities in a particular sector make up 25% or more of the portfolio.

  The trust invests significantly in BANKS AND OTHER FINANCIAL SERVICES COMPANIES or related subsidiaries. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.
  Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

  Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also


12     Understanding Your Investment
subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

  Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

  Financial services companies faced significant difficulty related to the downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage-backed securities and the resulting impact on all areas of the financial services industry and the broader economy. These difficulties have given rise to considerable uncertainty regarding the global economy and financial services companies, in particular. The downturn also led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that has been marked by a general unwillingness of many entities to extend credit. These factors caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements.
Many well-established financial services companies were forced to seek additional capital through issuances of new preferred or common equity and certain companies were forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions have been necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies have resulted in extreme volatility in securities prices and uncertain market conditions.

  In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and resulting rulemaking intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the recent difficulties will have on the economy, generally or financial services companies. The recent difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.


                                            Understanding Your Investment     13

  REAL ESTATE INVESTMENT TRUSTS. The trust may invest in securities issued by real estate investment trusts (REITs). Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

  Risks associated with the direct ownership of real estate include, among other factors,

  *  general U.S. and global as well as local economic conditions,

  *  decline in real estate values,

  *  the financial health of tenants,

  *  overbuilding and increased competition for tenants,

  *  oversupply of properties for sale,

  *  changing demographics,

  *  changes in interest rates, tax rates and other operating expenses,

  *  changes in government regulations,

  *  faulty construction and the ongoing need for capital improvements,

  * regulatory and judicial requirements, including relating to liability for environmental hazards,

  *  changes in neighborhood values and buyer demand, and

  * the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

  The value of real estate investments may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

  You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a fund acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. Recent demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

  Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually,


14     Understanding Your Investment

REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

  The value of REITs may also be affected by the downturn in the housing and mortgage lending markets. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The downturn and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities in the portfolio may decline in response to such developments.

  LEGISLATION AND LITIGATION RISK is the risk that various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the securities or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. No one can predict whether any legislation will be proposed, adopted or amended and no one can predict the impact that any legislation might have on the trust or its portfolio securities. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the


                                            Understanding Your Investment     15
number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by the trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or
property.   If any contract for the purchase of securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment


16     Understanding Your Investment

Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust. Its principal unit investment trust division office is located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by


                                            Understanding Your Investment     17
calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. Units are distributed at the public offering price per unit as described under "How to Buy Units".

  Units are offered only to insurance company separate accounts to fund benefits under bank owned life insurance policies issued by such insurance companies. The Accounts will invest in units of the trust based on the terms of the contracts between Insurance Companies and Contract Owners. Accordingly, units are owned by the Accounts and the interests of a Contract Owner are subject to the terms of such insurance contract with the applicable Insurance Company. The rights of the Accounts as unitholder should be distinguished from the rights of a Contract Owner under their contract with an Insurance Company.

  Units are registered for sale only in _________________________________.  We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units.

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences. The trust intends to comply with the diversification requirements of Internal Revenue Code Section 817(h) related to the tax-deferred status of insurance company separate accounts. Contract owners should refer to their contracts and related materials and consult with their own tax advisor for information regarding the tax consequences of owning such contracts.

  This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  ASSETS OF THE TRUST. The trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the trust will also


18     Understanding Your Investment
hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

  TRUST STATUS. If the trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from the trust may also be subject to a 3.8 percent "medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

  If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

  DIVIDENDS FROM STOCKS. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.


                                            Understanding Your Investment     19

  DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

  IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN INVESTORS, TAXES AND INVESTMENTS. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement


20     Understanding Your Investment
with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

  Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

  If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through the trust and in combination with your other investments) or possibly if the trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to the trust or to you.

  A foreign corporation will generally be treated as a passive foreign investment company (PFIC) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If the trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

  NEW YORK TAX STATUS. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative


                                            Understanding Your Investment     21
services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey &Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).






22     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1560

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 4 and 5, of Advisors Disciplined Trust 1560 as of ____________, 2015, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____________, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Disciplined Trust 1560 as of ____________, 2015, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                  GRANT THORNTON LLP
____________, 2015


ADVISORS DISCIPLINED TRUST 1560

STATEMENT OF FINANCIAL CONDITION AS OF ____________, 2015
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  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $


  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: organization costs (3)(4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


                                                                                                 ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $__________) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. These costs have been estimated at $______ per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4)  The sales fee is equal to the ______% of the Public Offering price.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


                                            Understanding Your Investment     23

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     Investment Objective
of essential information     2     Principal Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to      6     How to Buy Units
help you understand          7     How to Sell Your Units
your investment              8     Distributions
                             9     Investment Risks
                            15     How the Trust Works
                            18     Taxes
                            21     Expenses
                            22     Experts
                            22     Additional Information
                            23     Report of Independent Registered
                                   Public Accounting Firm
                            23     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1560
  Securities Act file number:  333-__________
  Investment Company Act file number:  811-21056





                                PREFERRED SELECT
                               INCOME PORTFOLIO,
                                 SERIES 2015-1


                                   PROSPECTUS


                               ____________, 2015














                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1560

                PREFERRED SELECT INCOME PORTFOLIO, SERIES 2015-1

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          4
          Administration of the Trust                          13
          Portfolio Transactions and Brokerage Allocation      21
          Purchase, Redemption and Pricing of Units            22
          Performance Information                              27

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated interest distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide high current income. There is, of course, no guarantee that the trust will achieve its objective. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, trustee shall generally reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK. Because the trust invests in stocks, you should understand the risks of investing in stocks before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the stocks in the trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of the trust will be positive over any period of time. Because the trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     PREFERRED STOCK RISKS. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the trust's inception date.

     TRUST PREFERRED SECURITIES RISKS. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     The Dodd-Frank Wall Street Reform and Consumer Protection Act and related changes to international banking regulations issued by the Basel Committee on Banking Supervision, may affect the value of, and/or result in the early redemption of, certain of the trust preferred securities held by the trust. This new regulatory scheme eliminates trust preferred securities from the definition of assets eligible to be treated as "Tier 1" capital on the balance sheets of U.S. and non-U.S. banks and thrifts. This reclassification may prompt such banks and thrifts that issued trust preferred securities that were included in their Tier 1 capital to redeem them prior to their stated maturities in order to replace them with securities meeting the new Tier 1 capital requirements. If the trust preferred securities held by the trust become subject to such early redemptions. future distributions by the trust will generally be reduced by the amount of the income which would otherwise have been paid with respect to the redeemed securities and unit holders will receive a distribution in the amount of the par value of the redeemed securities. The domestic legislation will be phased-in over a three year period beginning January 1, 2013 for all U.S. trust preferred securities issued prior to May 19, 2010 and the international guidelines applicable to non-U.S. trust preferred securities will be implemented over a six year period beginning on the same date; however, it is possible that some or all of the trust preferred securities held by the trust may be called for redemption prior to that date.

     FINANCIAL SERVICES INDUSTRY. Your trust may concentrate in securities of issuers in the financial services industry.

     Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

     Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

     Financial services companies have faced significant difficulty related to the downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage-backed securities and the resulting impact on all areas of the financial services industry and the broader economy. These difficulties have given rise to considerable uncertainty regarding the global economy and financial services companies, in particular. The downturn has also led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that has been marked by a general unwillingness of many entities to extend credit. These factors have caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements.
Many well-established financial services companies have been forced to seek additional capital through issuances of new preferred or common equity and certain companies have been forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or
acquisitions have been necessary to facilitate these transactions.    In
addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies have resulted in extreme volatility in securities prices and uncertain market conditions.

     In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the difficulties will have on the economy, generally or financial services companies. The difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

     Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to, and regulatory supervision of, banks and their holding companies have increased significantly and have undergone substantial change in the past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989; the Federal Deposit Insurance

Corporation Improvement Act of 1991, and the regulations promulgated under these laws. The impact of these laws on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley financial services overhaul legislation allows banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has also been enacted. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation may continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

     The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment management and brokerage activities are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, the financial health of customers, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition from new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and brokerage activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

     In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

  * the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

  * the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

  * the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

  * the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

  * the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

  * the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

  * the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     The value of securities issued by financial services companies may also be affected by the downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage backed securities and the resulting impact on all areas of the financial services industry. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment options, increased oversight, regulation and involvement in financial services company practices, adjustments to capital requirements, the acquisition of interests in and the extension of credit to private entities and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The downturn and corresponding government action may have far reaching consequences into many geographic regions and areas of financial services companies and, consequently, the value of securities in the portfolio may decline in response to such developments.

     HIGH YIELD SECURITY RISK. The trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

     High-yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     The market for high-yield securities is smaller and less liquid than that for investment grade securities. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders; and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as
(1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. acting through its unit investment trust division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee, if any) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period, if any. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period, if any; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485 (File No. 333-203629) as filed on
       May 15, 2015.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1560 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on August 27, 2015.


                                ADVISORS DISCIPLINED TRUST 1560

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                       Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 27, 2015 by the following persons in the capacities indicated.


  SIGNATURE                      TITLE

Scott I. Colyer             Director of Advisors Asset    )
                            Management, Inc.              )

Lisa A. Colyer              Director of Advisors Asset    )
                            Management, Inc.              )

James R. Costas             Director of Advisors Asset    )
                            Management, Inc.              )

Christopher T. Genovese     Director of Advisors Asset    )
                            Management, Inc.              )

Randy J. Pegg               Director of Advisors Asset    )
                            Management, Inc.              )

R. Scott Roberg             Director of Advisors Asset    )
                            Management, Inc.              )

Jack Simkin                 Director of Advisors Asset    )
                            Management, Inc.              )

Andrew Williams             Director of Advisors Asset    )
                            Management, Inc.              )

Bart P. Daniel              Director of Advisors Asset    )
                            Management, Inc.              )


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*




















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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.